

02007532



SO 3-11-02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30353

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Capitol Securities Management, Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7918 Jones Branch Drive, Suite 800
(No. and Street)

McLean (City) Virginia (State) 22102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Johann Nanayakkara 703-821-2010
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner, Jones and Associates, P.L.L.C.
(Name — *if individual, state last, first, middle name*)

108 Center Street North, 2nd Floor, Vienna, Virginia 22180
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Johann Nanayakkara, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capitol Securities Management, Incorporated, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Turner, Jones & Associates, P.L.L.C.
Certified Public Accountants
108 Center Street, North, 2nd Floor
Vienna, Virginia 22180-5712
(703) 242-6500
FAX (703) 242-1600

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Capitol Securities Management, Inc.
7918 Jones Branch Drive, Suite 800
McLean, VA 22102

We have audited the accompanying balance sheets of Capitol Securities Management, Inc. (a Virginia Corporation) as of December 31, 2001 and 2000, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant disclosures made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capitol Securities Management, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vienna, Virginia

February 15, 2002

Capitol Securities Management, Inc.
Balance Sheets
As of December 31, 2001 and 2000

ASSETS

	2001	2000
CURRENT ASSETS:		
Cash and cash equivalents (Note 1)	$ 124,461	$ 286,093
Restricted cash (Note 8)	4,822	-
Commissions receivable from broker-dealers (Notes 1 & 4)	611,753	752,757
Other receivables	17,749	5,849
Loans to officers	155,485	23,631
Due from affiliates	199,780	186,521
Total current assets	1,114,050	1,254,851
PROPERTY, PLANT AND EQUIPMENT (Note 1):		
Furniture and fixtures	212,501	194,465
Leasehold improvements	29,249	29,249
Total property, plant and equipment	241,750	223,714
Less accumulated depreciation	(206,786)	(183,384)
Net property, plant and equipment	34,964	40,330
OTHER ASSETS		
NASD public shares	20,100	20,100
Deposits	31,997	31,997
TOTAL ASSETS	$ 1,201,111	$ 1,327,178

See accompanying notes and accountant's audit report

Capitol Securities Management, Inc.
Balance Sheets (continued)
As of December 31, 2001 and 2000

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 48,877	$ 57,923
Payable to brokers and dealers (Note 4)	443,893	618,046
Income taxes payable	3,694	22,343
Note payable - subordinated (Note 6)	150,000	150,000
Total current liabilities	646,464	848,312
Total liabilities	646,464	848,312
STOCKHOLDERS' EQUITY:		
Common stock, $1 par value, (5,000 shares authorized, 100 issued and outstanding)	100	100
Additional paid in capital	70,900	70,900
Retained earnings	483,647	427,966
Total stockholders' equity	554,647	498,966
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,201,111	$ 1,347,278

See accompanying notes and accountant's audit report

Capitol Securities Management, Inc.
Statements of Income and Retained Earnings
For The Years Ended December 31, 2001 and 2000

	2001	2000
REVENUES:		
Commissions, net	$ 8,393,286	$ 10,239,331
Market valuation income (Note 1)	(42,416)	(68,300)
Total revenues	$ 8,350,870	$ 10,171,031
EXPENSES:		
Advertising (Note 1)	82,763	133,330
Auto expenses	77,162	60,660
Business property rental (Note 5)	6,180	16,818
Clearing fees expense	707,873	345,163
Commission expense (Note 1)	3,162,969	3,822,489
Contributions	1,020	3,889
Data processing expense	202,781	294,234
Depreciation (Note 1)	23,402	22,828
Dues and subscriptions	17,386	12,187
Employee benefits	230,914	447,148
Fines and penalties	595	-
Insurance	23,011	34,344
Interest and bank charges	28,891	23,116
Occupancy costs (Note 5)	315,691	285,362
Office supplies and expense	47,370	41,768
Other operating expenses	27,782	32,348
Payroll taxes	159,002	205,565
Postage	20,412	21,391
Printing and copying	20,133	32,556
Professional and management fees	63,891	218,778
Repairs and maintenance	8,507	2,050
Salaries	2,629,742	3,890,438
Shipping and delivery	10,719	6,052
Taxes and licenses	121,159	106,106
Telephone	77,227	96,665
Travel and entertainment	217,448	104,770
Total expenses	8,284,030	10,260,055

See accompanying notes and accountant's audit report

Capitol Securities Management, Inc.
Statements of Income and Retained Earnings (continued)
For The Year Ended December 31, 2001 and 2000

	2001	2000
Net income/(loss) from operations	$ 66,840	$ (89,024)
Interest income	4,094	3,994
Loss on abandonment	-	(16,984)
Net income before provision for income taxes	70,934	(102,014)
Provision for income tax (Note 9):	15,253	22,343
Net income	55,681	(124,357)
Retained earnings, beginning of year	427,966	552,323
Retained earnings, end of year	$ 483,647	$ 427,966

See accompanying notes and accountant's audit report

Capitol Securities Management, Inc.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For The Years Ended December 31, 2001 and 2000

	2001	2000
Subordinated liabilities, beginning of year	$ 150,000	$ 300,000
Borrowing under subordinated agreement	-	-
Payments on subordinated debt	-	150,000
Subordinated liabilites, end of year (Note)	$ 150,000	$ 150,000

See accompanying notes and accountant's audit report

Capitol Securities Management, Inc.
Statements of Cash Flows
For The Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 55,681	$ (124,357)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	23,402	22,828
Change in commissions receivable	141,004	235,698
Change in due from affiliates	(13,259)	120,725
Change in loans to officers	(131,854)	42,982
Increase in deposits and prepaids	-	(26,597)
Change in other receivables	(11,900)	3,166
Change in accounts payable	(9,046)	(39,185)
Change in commissions payable	(174,153)	(6,629)
Change in other current liabilities	(18,649)	12,522
Net cash flows provided (used) by operating activities	(138,774)	241,153
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of fixed assets	(18,036)	(26,727)
Net cash used by investing activities	(18,036)	(26,727)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment under subordination agreement	-	(150,000)
Net cash provided by financing activities	-	(150,000)
NET INCREASE (DECREASE) IN CASH	(156,810)	64,426
CASH, BEGINNING OF PERIOD	286,093	221,667
CASH, END OF PERIOD	$ 129,283	$ 286,093
SUPPLEMENTAL DISCLOSURES:		
Cash paid for income taxes	22,343	-
Cash paid for interest expense	17,051	22,382

See accompanying notes and accountant's audit report

Capitol Securities Management, Inc.
Statements of Changes in Stockholders' Equity
For The Years Ended December 31, 2001 and 2000

	Common Stock		Capital in	Retained	
	Shares	Amount	Excess of Par	Earnings	Totals
Balance: January 1, 2000	100	$ 100	$ 70,900	$ 552,323	$ 623,323
Net Loss	-	-	-	(124,357)	(124,357)
Balance: December 31, 2000	100	100	70,900	427,966	498,966
Net Income	-	-	-	55,681	55,681
Balance: December 31, 2001	100	$ 100	$ 70,900	$ 483,647	$ 554,647

See accompanying notes and accountant's audit report

Capitol Securities Management, Inc.
Notes to Financial Statements
December 31, 2001 and 2000

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

Capitol Securities Management, Incorporated (a Virginia Incorporation) is a registered broker dealer with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers and Securities Investor Protection Corporation (SIPC).

Cash and Cash Equivalents:

For the purposes of these financial statements, the Corporation considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Property and Equipment:

Property and equipment are stated at cost. The Corporation uses accelerated methods in computing depreciation for financial statement purposes. Expenditures for repairs and maintenance are charged to income, and renewals and replacements are capitalized. When assets are retired or otherwise disposed of, the cost of the assets and the related accumulated depreciation are removed from the accounts.

Estimated useful lives are as follows:

Computers	3-5 years
Furniture	5-7 years
Leasehold improvements	39 years

Depreciation expense for the years ending December 31, 2001 and 2000 amounted to $23,402 and $22,828, respectively.

Capitol Securities Management, Inc.
Notes to Financial Statements
December 31, 2001 and 2000

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONT.

Securities Transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if then had been settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Corporation are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expense reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the balance sheet.

Marketable securities are valued at market, and securities not readily marketable are valued at fair value as determined by management.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income:

Investment advisory fees are received quarterly but are recognized as earned pro rata basis over the term of the contract.

Statements of Cash Flows:

For purposes of the Statements of Cash Flows, the Corporation has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Capitol Securities Management, Inc.
Notes to Financial Statements
December 31, 2001 and 2000

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONT.

Income Taxes:

The Corporation uses Statement of Financial Standards No. 109 Accounting for Income Taxes (SFAS No. 109) in reporting deferred income taxes. SFAS No. 109 requires a company to recognize deferred tax liabilities and assets for expected future income tax consequences of events that have been recognized in the Corporation's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences in financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which temporary differences are expected to reverse.

Use of Estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Expense:

The Corporation expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations for the years ending December 31, 2001 and 2000 were $82,763 and $133,330, respectively.

Capitol Securities Management, Inc.
Notes to Financial Statements
December 31, 2001 and 2000

NOTE 2 – CONCENTRATION OF CREDIT RISK

The Corporation's financial instruments that are subject to concentrations of credit risk consist primarily of cash and accounts receivable.

The Corporation places its cash deposits in high quality financial institutions. At times, such deposits may be in excess of the FDIC insurance limit.

A significant portion of the amount receivable from brokers and dealers as of December 31, 2001 and 2000 is due from the brokerage firm of Paine Webber Correspondent Services Corporation.

NOTE 3 – PROFIT SHARING PLAN

The Corporation provides a profit sharing plan (401K plan) which covers substantially all employees. Under the terms of the plan, the Corporation makes the following contributions to the plan:

1. the amount of total salary reductions of all plan participants, plus

2. a matching contribution of up to three percent (3%) of eligible salary

For the years ending December 31, 2001 and 2000, the Corporation matched employee contributions of $39,902 and $101,301, respectively.

Capitol Securities Management, Inc.
Notes to Financial Statements
December 31, 2001 and 2000

NOTE 4 – RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2001 and 2000 consist of commissions.

The Corporation clears some of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Corporation.

NOTE 5 – LEASE COMMITMENTS

The Corporation leases office space in McLean, Virginia, the term of which expires on March 31, 2010.

Future payments on operating leases as of December 31, 2001 and 2000, are as follows:

Years Ended December 31,	2001	2000
2001	$ 0	$ 269,132
2002	$ 257,746	$ 257,726
2003	$ 265,478	$ 265,478
2004	$ 273,442	$ 273,442
2005	$ 281,646	$ 281,646
2006	$ 290,098	$ 290,098
Thereafter	$ 1,003,384	$ 1,003,384
Total	$ 2,371,794	$ 2,640,926

Capitol Securities Management, Inc.
Notes to Financial Statements
December 31, 2001 and 2000

NOTE 6 – NOTE PAYABLE

The Corporation is obligated under a junior revolving credit agreement in the amount of $150,000 dated April 15, 1999. The agreement is evidenced by a junior subordinated promissory note calling for interest of LIBOR plus two percent (2%), maturing April 15, 2001. The note is subordinated to the claims of the Corporation's general creditors. Appendix D of SEC Rule 15c3-1 requires prior written approval of the NASD before any repayment of a subordinated debt can be made.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Corporation had qualified net capital of $228,182, which was $178,181 in excess of its required net capital of $50,000. The net capital ratio was 2.79 to 1. For 2000, the Corporation had qualified net capital of $297,225, which was $247,225 in excess of its required net capital of $50,000. The net capital ratio was 2.82 to 1.

NOTE 8 – RESTRICTED CASH ASSETS

Forfeitures received from the Corporation's profit sharing plan are placed in a restricted cash account until reapplied to the profit sharing plan on a pro-rata basis.

Capitol Securities Management, Inc.
Notes to Financial Statements
December 31, 2001 and 2000

NOTE 9 – PROVISION FOR INCOME TAX

At December 31, 2001 and 2000 the company recorded deferred tax liabilities due to the different methods of recognizing revenue and expenses used in the financial statements and income tax returns. As of December 31, 2001 and 2000, the provision for income tax consists of the following components:

	2000	2001
Current	$ 3,542	$ 21,648
Deferred	11,711	695
Total tax provision	$ 15,253	$ 22,343

Capitol Securities Management, Inc.
Schedule of Computation and Reconciliation of Net Capital
Under Rule 15C-3-1 of the
Securities and Exchange Commission
For The Years Ended December 31, 2001 and 2000
Schedule I

	2001	2000
Total stockholders' equity at December 31	$ 554,647	$ 498,966
Stockholders' equity not allowable for net capital	-	-
Total stockholders' equity qualified for net capital	554,647	498,966
Deductions and/or charges:		
Non allowable assets		
Receivables from non-customers	17,749	5,849
Net property and equipment, less related liabilities	34,964	40,330
Receivables from officers and affiliates	355,265	210,152
Prepaids, deposits, and other assets	52,097	52,097
Total deductions	460,075	308,428
Additions:		
Liabilities subordinated to claims of general creditors	150,000	150,000
Net capital before haircuts on securities positions	244,572	340,538
Haircuts on securities position	(16,390)	(43,313)
Total qualified net capital	$ 228,182	$ 297,225

See accompanying notes and accountant's audit report

Capitol Securities Management, Inc.
Schedule of Computation and Reconciliation of Net Capital
Under Rule 15C-3-1 of the
Securities and Exchange Commission (continued)
For The Years Ended December 31, 2001 and 2000
Schedule I

COMPUTATION OF AGGREGATE INDEBTEDNESS

	2001	2000
Items included in the statement of financial position		
Payable to brokers and dealers	$ 443,893	$ 618,046
Accounts payable and other liabilites	52,571	80,266
Total aggregate indebtedness	$ 496,464	$ 698,312

See accompanying notes and accountant's audit report

Capitol Securities Management, Inc.
Schedule of Computation and Reconciliation of Net Capital
Under Rule 15C-3-1 of the
Securities and Exchange Commission (continued)
For The Years Ended December 31, 2001 and 2000
Schedule II

COMPUTATION OF NET CAPITAL REQUIREMENT

	2001	2000
Minimum net capital required based on aggregate indebtedness	$ 33,114	$ 46,577
Minimum dollar requirement	50,000	50,000
Net capital requirement	50,000	50,000
Excess net capital	$ 178,182	$ 247,225
Ratio: aggregate indebtedness to net capital	2.79	2.82

RECONCILIATION WITH CORPORATION'S COMPUTATION

	2001	2000
Net capital, as reported in corporation's focus report	$ 243,008	$ 339,586
Net audit adjustments	(14,826)	(42,361)
Net capital per above	$ 228,182	$ 297,225

See accompanying notes and accountant's audit report

Capitol Securities Management, Inc.

Information Relating to Possession or Control Requirements
Under Rule 15C-3-1 of the
Securities and Exchange Commission
For The Years Ended December 31, 2001 and 2000
Schedule III

The Corporation does not carry accounts of, or for, customers and conducts its business in accordance with the following condition and does not engage in any other securities activities:

> The Corporation introduces and forwards as a broker all transactions and accounts to another broker or dealer (Paine Webber for 2001 and 2000) who carries such accounts on a fully disclosed basis and promptly forwards all the funds and securities of customers received in connection with its activities as a broker.

See accompanying notes and accountant's audit report

Turner, Jones & Associates, P.L.L.C.
Certified Public Accountants
108 Center Street, North, 2nd Floor
Vienna, Virginia 22180-5712
_(703) 242-6500_
FAX (703) 242-1600

REPORT ON INTERNAL ACCOUNTING CONTROL
BY INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Capitol Securities Management, Inc.
7918 Jones Branch Drive, Suite 800
McLean, VA 22102

In planning and performing our audit of the financial statements of Capitol Securities Management, Incorporated (the Corporation), for the years ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2001 and 2000, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Turner, Jones & Associates PLLC

Vienna, Virginia
February 15, 2002

Table of Contents

Capitol Securities Management, Inc.

Financial Statements

For The Years Ended December 31, 2001 and 2000

With Audit Report of Independent

Certified Public Accountants



TURNER, JONES & ASSOCIATES, PLLC
CERTIFIED PUBLIC ACCOUNTANTS